Dreyfus Premier State Municipal Bond Fund,
Virginia Series
Statement of Investments   January 31, 2005 (Unaudited)

Long-Term Municipal Investments--99.4%	Principal Amount ($)	Value ($)
Virginia--85.7%		
Alexandria,		
Consolidated Public Improvement		
5.50%, 6/15/2017 (Prerefunded 6/15/2010)	2,625,000 a	2,974,282
Alexandria Redevelopment and Housing Authority,		
Multi-Family Housing Mortgage Revenue		
(Buckingham Village Apartments)		
6.125%, 7/1/2021	3,000,000	3,093,480
Amelia County Industrial Development Authority,		
SWDR (Waste Management Project)		
4.90%, 4/1/2005	2,500,000	2,507,775
Arlington County, GO		
Public Improvement		
5%, 5/15/2012	1,000,000	1,117,530
Bristol, Utility System Revenue		
5.25%, 7/15/2020 (Insured; MBIA)	2,185,000	2,428,780
Chesapeake, Public Improvement		
5.50%, 12/1/2017	1,750,000	1,984,868
Chesapeake Toll Road, Expressway Revenue		
5.625%, 7/15/2019	1,250,000	1,328,125
Danville Industrial Development Authority, HR		
(Danville Regional Medical Center)		
5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,685,040
Dulles Town Center Community Development Authority,		
Special Assessment Tax		
(Dulles Town Center Project)		
6.25%, 3/1/2026	2,995,000	3,081,915
Fairfax County Economic Development Authority,		
Fairfax County Facilities Revenue		
(School Board Central Administration Building Project Phase I)		
5%, 4/1/2027	1,000,000	1,061,760
Fairfax County Water Authority, Water Revenue:		
5.50%, 4/1/2018	1,655,000	1,860,286

5.50%, 4/1/2019	1,830,000	2,042,097
5%, 4/1/2027	2,155,000	2,290,830

Hampton, Public Improvement
5%, 2/1/2015	1,275,000	1,413,465

Hampton Redevelopment and Housing Authority,
First Mortgage Revenue
(Olde Hampton Hotel Associates Project)
6.50%, 7/1/2016	1,400,000	1,266,300

Henrico County Economic Development Authority,
Revenue (Bon Secours Health System, Inc.)
5.60%, 11/15/2030	1,000,000	1,055,520

Industrial Development Authority of Albemarle County,
HR (Martha Jefferson Hospital)
5.25%, 10/1/2015	1,445,000	1,577,478

Industrial Development Authority of the County of
Prince William, Revenue:
Educational Facilities
(Catholic Diocese Arlington) 5.50%, 10/1/2033	1,000,000	1,046,080
Hospital (Potomac Hospital Corp.)		
6.85%, 10/1/2025 (Prerefunded 10/1/2005)	1,000,000 a	1,051,210
Residential Care Facility, First Mortgage		
(Westminster Lake Ridge) 6.625%, 1/1/2026	1,000,000	1,014,680

Industrial Development Authority of the County of Spotsylvania,
Public Facility Revenue
(Spotsylvania School Facilities Project)
5%, 2/1/2030 (Insured; AMBAC)	1,500,000	1,574,820

Industrial Development Authority of the Town of
West Point, SWDR (Chesapeake Corp. Project)
6.375%, 3/1/2019	500,000	505,085

Isle of Wight County Industrial Development Authority,
Solid Waste Disposal Facilities Revenue
(Union Camp Corp. Project)
6.10%, 5/1/2027	2,850,000	2,931,225

Loudoun County Sanitation Authority,
Water and Sewer Revenue
5%, 1/1/2033	1,000,000	1,053,110

Richmond Metropolitan Authority,
Expressway Revenue
5.25%, 7/15/2017 (Insured; FGIC)	3,100,000	3,508,425

Roanoke Industrial Development Authority,

HR (Carilion Health System)
5.50%, 7/1/2021 (Insured; MBIA) 2,500,000 2,757,925

Upper Occoquan Sewer Authority,
  Regional Sewer Revenue
5%, 7/1/2014 (Insured; MBIA) 1,000,000 1,119,850

Virginia Beach, Public Improvement
5%, 5/1/2020 475,000 530,884

Virginia Commonwealth Transportation Board:
  (Federal Highway Reimbursement Notes)
    5%, 10/1/2008 1,000,000 1,081,740
  Transportation Revenue:
   (Northern Virginia
      Transportation District Program)
    5.25%, 5/15/2017 (Prerefunded 5/15/2009) 1,570,000 a 1,738,979
   (US Route 58 Corridor
      Development Program)
    5%, 5/15/2009 1,400,000 1,524,544

Virginia Housing Development Authority,
  Multi-Family Housing
5.95%, 5/1/2016 1,000,000 1,033,360

Virginia Polytechnic Institute and State University,
  Revenue (General Pledge)
5%, 6/1/2008 (Insured; AMBAC) 1,815,000 1,952,867

Virginia Public Building Authority,
  Public Facilities Revenue
5.75%, 8/1/2018 (Prerefunded 8/1/2010) 2,700,000 a 3,073,167

Virginia Resource Authority:
  Clean Water Revenue State Revolving Fund:
    5.25%, 10/1/2012 1,000,000 1,135,080
    5.375%, 10/1/2022 3,035,000 3,353,796
  Infrastructure Revenue
    5%, 11/1/2013 1,200,000 1,313,568

Virginia State University,
  Virginia Commonwealth University, Revenue
5.75%, 5/1/2021 (Prerefunded 5/1/2006) 1,200,000 a 1,274,028

U. S. Related--13.7%

The Children's Trust Fund of Puerto Rico,
  Tobacco Settlement Revenue, Asset Backed Bonds
6%, 7/1/2026 (Prerefunded 7/1/2010) 1,500,000 a 1,716,540

Commonwealth of Puerto Rico:

8.618%, 7/1/2012 (Insured; MBIA)	2,950,000 b,c	3,841,549
(Public Improvement):		
5.50%, 7/1/2012 (Insured; MBIA)	50,000	57,556
6%, 7/1/2026 (Prerefunded 7/1/2007)	1,500,000 a	1,648,185
Virgin Islands Public Finance Authority, Revenue		
Gross Receipts Taxes Loan Note		
6.50%, 10/1/2024	3,000,000	3,475,050
Total Investments (cost 73,174,808)	**99.4%**	**78,082,834**
Cash and Receivables (Net)	**.6%**	**502,405**
Net Assets	**100.0%**	**78,585,239**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security - the interest rate is subject to change periodically.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been deemed to be liquid by the Board of Trustees. At January 31, 2005, this security amounted to $ 3,841,549 or 4.9% of net assets.

d Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund,
Connecticut Series Statement of Investments   January 31, 2005 (Unaudited)

Long-Term Municipal Investments--96.6%	Principal Amount ($)		Value ($)
Connecticut--67.7%			
Connecticut:			
5.25%, 3/1/2012 (Prerefunded 3/1/2007)	3,000,000	a	3,201,330
5%, 3/15/2012 (Prerefunded 3/15/2008)	70,000	a	75,670
7.584%, 3/15/2012	5,000,000	b,c	5,810,050
5.125%, 3/15/2013 (Prerefunded 3/15/2008)	25,000	a	27,134
5.25%, 3/1/2016 (Prerefunded 3/1/2007)	2,700,000	a	2,880,063
5%, 8/15/2021 (Insured; FGIC)	2,000,000		2,172,360
5%, 10/15/2021 (Insured; FSA)	3,500,000		3,785,880
5.25%, 10/15/2021 (Insured; MBIA)	7,915,000		8,816,202
5.25%, 10/15/2022 (Insured; MBIA)	2,000,000		2,226,300
Airport Revenue (Bradley International Airport):			
5.25%, 10/1/2013 (Insured; FGIC)	30,000		32,668
8.095%, 10/1/2013 (Insured; FGIC)	2,750,000	b,c	3,239,170
5.25%, 10/1/2016 (Insured; FGIC)	20,000		21,516
8.095%, 10/1/2016 (Insured; FGIC)	2,225,000	b,c	2,562,221
(Clean Water Fund) Revenue:			
5.25%, 7/15/2012	15,000		16,522
8.072%, 7/15/2012	4,850,000	b,c	5,834,453
5.125%, 9/1/2014 (Prerefunded 9/1/2009)	3,050,000	a	3,379,126
Special Tax Obligation Revenue (Transportation Infrastructure):			
5.50%, Series A, 11/1/2007 (Insured; FSA)	4,580,000		4,943,010
5.50%, Series B, 11/1/2007 (Insured; FSA)	5,000,000		5,396,300
7.125%, 6/1/2010	3,400,000		4,018,086
5.375%, 7/1/2020 (Insured; FSA)	2,000,000		2,245,820
5%, 7/1/2024 (Insured; AMBAC)	3,495,000		3,776,313
Connecticut Development Authority, Revenue:			
Airport Facility (Learjet Inc. Project)			
7.95%, 4/1/2026	2,300,000		2,688,585
First Mortgage Gross, Health Care Project:			
(Church Homes Inc.)			
5.80%, 4/1/2021	3,000,000		2,938,770
(Elim Park Baptist Home):			
5.375%, 12/1/2018	2,300,000		2,365,366
5.75%, 12/1/2023	1,000,000		1,054,850
PCR (Connecticut Light and Power):			
5.85%, 9/1/2028	3,200,000		3,425,216
5.95%, 9/1/2028	1,945,000		2,067,962
Water Facilities (Bridgeport Hydraulic)			
6.15%, 4/1/2035 (Insured; AMBAC)	2,750,000		2,990,048
Connecticut Health and Educational Facilities Authority, Revenue:			
(Childrens Medical Center)			
5%, 7/1/2021 (Insured; MBIA)	2,000,000		2,167,840
(Danbury Hospital)			
5.75%, 7/1/2029 (Insured; AMBAC)	3,000,000		3,337,440

(Greenwich Academy)			
5.75%, 3/1/2026 (Insured; FSA)			
(Prerefunded 3/1/2006)	3,130,000	a	3,276,797
(Hartford University)			
5.625%, 7/1/2026 (Insured; AGIC)	4,200,000		4,598,874
(Hospital for Special Care)			
5.375%, 7/1/2017 (Insured; ACA)	3,680,000		3,828,451
(Loomis Chaffee School Project):			
5.25%, 7/1/2021	900,000		977,787
5.50%, 7/1/2023	2,150,000		2,364,828
5.25%, 7/1/2031	3,000,000		3,190,020
(New Britian General Hospital)			
6.125%, 7/1/2014 (Insured; AMBAC)	1,000,000		1,022,760
(Sacred Heart University):			
6.50%, 7/1/2016 (Prerefunded 7/1/2006)	1,465,000	a	1,575,915
6.125%, 7/1/2017 (Prerefunded 7/1/2007)	1,000,000	a	1,102,180
6.625%, 7/1/2026 (Prerefunded 7/1/2006)	2,720,000	a	2,930,636
(Trinity College Issue)			
5.875%, 7/1/2026 (Insured; MBIA)			
(Prerefunded 7/1/2006)	2,500,000	a	2,670,575
(University of New Haven):			
6.625%, 7/1/2016	2,050,000		2,139,790
6.70%, 7/1/2026	8,605,000		8,897,397
(William W. Backus Hospital)			
5.75%, 7/1/2027 (Insured; AMBAC)	2,500,000		2,719,100
(Windham Community Memorial Hospital)			
6%, 7/1/2020 (Insured; ACA)	1,000,000		1,045,570
(Yale, New Haven Hospital)			
5.70%, 7/1/2025 (Insured; MBIA)	8,070,000		8,571,147
(Yale University):			
5.125%, 7/1/2027	5,400,000		5,753,754
5%, 7/1/2042	3,510,000		3,647,662
Connecticut Housing Finance Authority			
(Housing Mortgage Finance Program):			
5.05%, 11/15/2021	4,950,000		5,160,919
6%, 11/15/2027	4,000,000		4,147,160
5.45%, 11/15/2029	5,805,000		5,981,936
Eastern Connecticut Resource Recovery Authority			
(Wheelabrator Lisbon Project):			
5.50%, 1/1/2014	8,050,000		8,205,365
5.50%, 1/1/2020	7,000,000		7,088,900
Greenwich Housing Authority, MFHR			
(Greenwich Close):			
6.25%, 9/1/2017	2,840,000		2,882,146
6.35%, 9/1/2027	2,000,000		1,993,920
Hartford Parking System, Revenue			
6.50%, 7/1/2025	1,500,000		1,564,155
South Central Connecticut Regional Water Authority,			
Water System Revenue			
5%, 8/1/2024 (Insured; MBIA)	4,285,000		4,615,631

Sprague, EIR
(International Paper Co. Project)
5.70%, 10/1/2021   1,350,000   1,384,844

Stamford:
6.60%, 1/15/2010   2,750,000   3,219,673
Parking Garage
5%, 2/1/2020   970,000   1,063,838

University of Connecticut:
5.25%, 2/15/2013   3,450,000   3,917,682
5.75%, 3/1/2015 (Insured; FGIC)
(Prerefunded 3/1/2010)   1,770,000 a   2,020,172
5.75%, 3/1/2016 (Insured; FGIC)
(Prerefunded 3/1/2010)   2,500,000 a   2,853,350
5%, 1/15/2018 (Insured; MBIA)   2,370,000   2,607,758
5%, 1/15/2019 (Insured; MBIA)   2,140,000   2,346,125
5.125%, 2/15/2020 (Insured; MBIA)   1,000,000   1,099,100
Special Obligation Student Fee Revenue:
6%, 11/15/2016 (Insured; FGIC)
(Prerefunded 11/15/2010)   2,425,000 a   2,828,544
6%, 11/15/2017 (Insured; FGIC)
(Prerefunded 11/15/2010)   2,000,000 a   2,332,820
5.25%, 11/15/2021 (Insured; FGIC)   1,755,000   1,950,840
5.75%, 11/15/2029 (Insured; FGIC)
(Prerefunded 11/15/2010)   2,500,000 a   2,883,050

U. S. Related--28.9%

Children's Trust Fund of Puerto Rico, Tobacco
Settlement Revenue, Asset Backed Bonds
6%, 7/1/2026 (Prerefunded 7/1/2010)   5,000,000 a   5,721,800

Commonwealth of Puerto Rico:
5.50%, 7/1/2012 (Insured; MBIA)   50,000   57,556
8.618%, 7/1/2012 (Insured; MBIA)   2,000,000 b,c   2,604,440
8.618%, 7/1/2013 (Insured; MBIA)   3,950,000 b,c   5,221,071
5.65%, 7/1/2015 (Insured; MBIA)   6,690,000   7,858,944
(Public Improvement):
5.50%, 7/1/2013 (Insured; MBIA)   100,000   116,090
5.25%, 7/1/2014 (Insured; MBIA)   3,925,000   4,504,095
5.25%, 7/1/2015 (Insured; MBIA)   1,000,000   1,151,160
6%, 7/1/2015 (Insured; MBIA)   2,000,000   2,432,260
5.25%, 7/1/2027 (Insured; FSA)
(Prerefunded 7/1/2011)   2,795,000 a   3,144,766
5.25%, 7/1/2027 (Insured; FSA)   1,705,000   1,873,659

Puerto Rico Aqueduct and Sewer Authority,
Revenue 6.25%, 7/1/2013 (Insured; MBIA)   9,000,000   10,933,290

Puerto Rico Electric Power Authority,
Power Revenue:
5.125%, 7/1/2026 (Insured; FSA)   4,000,000   4,304,800
5.25%, 7/1/2029 (Insured; FSA)   8,000,000   8,693,600

Puerto Rico Highway and Transportation Authority:

Highway Revenue:		
5.50%, 7/1/2013 (Insured; MBIA)	10,000	11,426
8.595%, 7/1/2013 (Insured; MBIA)	2,290,000 b,c	2,942,971
5.50%, 7/1/2026 (Insured; FSA)		
(Prerefunded 7/1/2006)	2,375,000 a	2,514,935
5.50%, 7/1/2036	8,500,000	9,421,230
Transportation Revenue 5.75%, 7/1/2041	3,000,000	3,406,650
Puerto Rico Industrial Tourist, Educational, Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System) 5.50% 7/1/2021	800,000	848,048
Puerto Rico Public Finance Corp. (Commonwealth Appropriation):		
6%, 8/1/2026 (Insured; AGC)	570,000	712,933
6%, 8/1/2026 (Insured; AGC)	4,755,000	5,962,960
University of Puerto Rico, University Revenue 5.50%, 6/1/2015 (Insured; MBIA)	5,000,000	5,124,050
Virgin Islands Public Finance Authority, Revenue, Gross Receipts Taxes Loan Note 6.375%, 10/1/2019	2,000,000	2,314,920
Virgin Islands Water and Power Authority, Electric System 5.30%, 7/1/2021	1,750,000	1,774,640

Total Long -Term Municipal Investments
(cost $288,017,183)   **313,609,736**

Short-Term Municipal Investments - 2.7%

Connecticut;

Connecticut Health and Educational Facilities Authority, Revenue, VRDN:		
(Quinnipac University):		
1.84% (LOC; JPMorgan Chase Bank)	1,300,000 d	1,300,000
1.89% (Insured; AGIC)	3,000,000 d	3,000,000
(Yale University):		
1.97%, Series V-1	1,000,000 d	1,000,000
1.97%, Series V-2	3,500,000 d	3,500,000

Total Short-Term Municipal Investments
(cost $8,800,000)   **8,800,000**

Total Investments (cost $296,817,183)	**99.3%**	**322,409,736**
Cash and Receivables (Net)	**0.7%**	**2,423,565**
Net Assets	**100.0%**	**324,833,301**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed liquid by the Board of Trustees. At January 31, 2005, these securities amounted to $28,214,375 or 8.7% of net assets.
c Inverse floater security - the interest rate is subject to change periodically.
d Securities payable on demand. Variable interest rate subject to periodic change.

e Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund, Maryland Series
Statement of Investments
January 31, 2005 (Unaudited)

Long-Term Municipal Investments--98.1%	Principal Amount($)	Value($)
Maryland--96.1%		
Anne Arundel County:		
EDR (Community College) 5%, 9/1/2017	2,255,000	2,440,429
Special Obligation:		
(Arundel Mills) 5.125%, 7/1/2021	1,000,000	1,103,870
(National Business Park):		
5.125%, 7/1/2021	1,000,000	1,103,870
5.125%, 7/1/2023	1,125,000	1,233,540
Baltimore, Port Facilities Revenue		
(Consolidated Coal Sales Co.) 6.50%, 12/1/2010	4,090,000	4,227,997
Baltimore Board of School Commissioners		
School Systems Revenue:		
5%, 5/1/2016	1,500,000	1,644,060
5%, 5/1/2017	1,265,000	1,380,646
Baltimore City Housing Corp., MFHR		
7.25%, 7/1/2023 (Insured; FHA) (Collateralized; FNMA)	2,810,000	2,850,998
Gaithersburg, Hospital Facilities Improvement Revenue		
(Shady Grove) 6.50%, 9/1/2012 (Insured; FSA)	10,000,000	11,661,600
Howard County:		
(Consolidated Public Improvement):		
5%, 8/15/2015	2,600,000	2,898,428
5%, 8/15/2016	1,000,000	1,111,670
5%, 8/15/2017	1,250,000	1,384,500
5%, 8/15/2018	1,500,000	1,655,295
5%, 8/15/2019	1,000,000	1,099,490
5.25%, 8/15/2020 (Prerefunded 2/15/2012)	1,800,000 a	2,027,862
5.25%, 8/15/2021 (Prerefunded 2/15/2012)	1,765,000 a	1,988,431
COP 8.15%, 2/15/2020	605,000	885,980
(Metropolitan District):		
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	155,000 a	174,621
5.25%, 8/15/2019	1,545,000	1,715,429
Hyattsville, Special Obligation (University Town Center)		
5.75%, 7/1/2034	3,000,000	3,041,220
Maryland Community Development Administration,		
Department of Housing and Community Development:		
5.60%, 7/1/2033	1,200,000	1,235,640
Housing Revenue 5.95%, 7/1/2023	3,040,000	3,156,280
Multi-Family Housing (Insured Mortgage)		
6.70%, 5/15/2036 (Insured; FHA)	7,710,000	7,895,503
Residential:		

5.50%, 9/1/2014	890,000	919,984
5.30%, 9/1/2016	5,000,000	5,311,950
5.90%, 9/1/2019	2,000,000	2,087,200
5.85%, 9/1/2021 (Insured; FHA)	7,500,000	7,910,700
5.70%, 9/1/2022	5,340,000	5,458,868
5.60%, 9/1/2028	5,000,000	5,205,150
Single Family Program 4.95%, 4/1/2015	4,605,000	4,865,735
Maryland Department of Transportation,		
County Transportation 5.50%, 2/1/2016	1,500,000	1,753,275
Maryland Economic Development Corp., Revenue:		
(Health & Mental Hygiene Providers Facilities		
Acquisition Program) 8.75%, 3/1/2017	1,020,000	1,025,355
Lease:		
5%, 9/15/2014	1,000,000	1,104,270
5%, 9/15/2015	2,025,000	2,232,299
5%, 9/15/2016	1,290,000	1,419,335
(Aviation Administration Facilities):		
5.50%, 6/1/2016 (Insured; FSA)	3,120,000	3,473,246
5.50%, 6/1/2018 (Insured; FSA)	2,535,000	2,812,506
5.375%, 6/1/2019 (Insured; FSA)	9,530,000	10,446,119
(Montgomery County Wayne Avenue):		
5.25%, 9/15/2014	5,000,000	5,604,550
5.25%, 9/15/2016	2,940,000	3,279,394
Student Housing:		
(Frostburg State University) 6%, 10/1/2024	5,000,000	5,244,900
(Morgan State University) 6%, 7/1/2022	2,950,000	3,168,123
(University of Maryland College Park)		
6%, 6/1/2021	1,760,000	1,921,832
(University Village at Sheppard Pratt):		
5.875%, 7/1/2021 (Insured; ACA)	1,750,000	1,892,853
6%, 7/1/2033 (Insured; ACA)	1,750,000	1,866,638
Maryland Health and Higher Educational Facilities		
Authority, Revenue:		
(Carroll County General Hospital):		
6%, 7/1/2018	500,000	550,470
6%, 7/1/2019	665,000	729,478
6%, 7/1/2020	750,000	819,998
6%, 7/1/2021	550,000	598,802
(Institute College of Art) 5.50%, 6/1/2021	335,000	357,348
(Johns Hopkins Hospital) 5%, 11/15/2019	7,600,000	8,134,812
(Loyola College Issue) 5.375%, 10/1/2026		
(Insured; MBIA)	1,710,000	1,810,326
(Union Hospital of Cecil County) 6.70%, 7/1/2009	1,990,000	2,133,618
(University of Maryland Medical Systems):		
5%, 7/1/2016 (Insured; AMBAC)	1,075,000	1,179,490
5%, 7/1/2017 (Insured; AMBAC)	500,000	546,210
5.75%, 7/1/2017	3,000,000	3,304,620
6%, 7/1/2022	2,000,000	2,221,240
7%, 7/1/2022 (Insured; FGIC)	4,500,000	6,028,470
5%, 7/1/2024 (Insured; AMBAC)	1,000,000	1,073,790
6%, 7/1/2032	3,000,000	3,262,260

Maryland Industrial Development Financing Authority, EDR (Medical Waste Association) 8.75%, 11/15/2010	630,000 b	440,351
Maryland State and Local Loan Facilities:		
5%, 8/1/2016	10,000,000	11,036,600
5%, 8/1/2017	1,200,000	1,318,944
Montgomery County:		
5.25%, 10/1/2015	2,000,000	2,246,380
Consolidated Public Improvement 5%, 2/1/2019	7,650,000	8,362,139
Special Obligation (West Germantown Development District):		
5.375%, 7/1/2020 (Insured; Radianassurance)	500,000	543,390
5.50%, 7/1/2027 (Insured; Radianassurance)	2,975,000	3,210,531
Montgomery County Housing Opportunities Commission, SFMR:		
Zero Coupon, 7/1/2028	41,025,000	11,278,593
Zero Coupon, 7/1/2033	3,060,000	596,302
Morgan State University, Academic and Auxiliary Facilities Fees Revenue:		
5%, 7/1/2020 (Insured; FGIC)	500,000	546,400
5%, 7/1/2022 (Insured; FGIC)	1,000,000	1,085,340
Northeast Waste Disposal Authority:		
RRR (Hartford County Resource Recovery Facility):		
5.25%, 3/15/2013 (Insured; AMBAC)	1,400,000	1,516,172
5.25%, 3/15/2014 (Insured; AMBAC)	1,220,000	1,312,793
Solid Waste Revenue:		
5.50%, 4/1/2015 (Insured; AMBAC)	7,000,000	7,742,980
5.50%, 4/1/2016 (Insured; AMBAC)	8,000,000	8,825,600
(Montgomery County Resource Recovery)		
6%, 7/1/2008	2,720,000	2,941,190
Prince Georges County (Consolidated Public Improvement) 5%, 12/1/2016	2,650,000	2,958,301
Washington Suburban Sanitary District (General Construction):		
5%, 6/1/2015	5,000,000	5,487,150
5%, 6/1/2016	1,500,000	1,643,085

U.S. Related--2.0%

Puerto Rico Commonwealth, Public Improvement 5.125%, 7/1/2030 (Insured; FSA)	1,970,000	2,104,846
Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026 (Insured; FSA)	1,500,000	1,614,300
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue 5%, 7/1/2016 (Insured; AMBAC)	1,275,000	1,364,212

Total Long-Term Municipal Investments (cost $235,768,507)   247,848,172

Short-Term Municipal Investments--.7%

Baltimore County, EDR, VRDN (Garrison Forest School)
  1.91% (LOC; Suntrust Bank)   1,300,000 c   1,300,000

Maryland Economic Development Corp., EDR,
  VRDN (Federation of American Societies)
  1.91% (LOC; Suntrust Bank)   300,000 c   300,000

Total Short-Term Municipal Investments (cost $1,600,000)   1,600,000

Total Investments (cost $237,368,507)   **98.8%**   **249,448,172**

Cash and Receivables (Net)   **1.2%**   **3,149,008**

Net Assets   **100.0%**   **252,597,180**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
(b) Non-income producing security; interest payment in default.
(c) Securities payable on demand. Variable interest rate--subject to periodic change.
(d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the securities and Exchange on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund, Florida Series
Statement of Investments
January 31, 2005 (Unaudited)

Long--Term Municipal Investments--97.7%

	Principal Amount ($)	Value ($)
Brevard County, IDR (Nui Corp Project)		
6.40%, 10/1/2024 (Insured; AMBAC)	1,000,000	1,022,800
Brevard County School Board, COP		
5%, 7/1/2025 (Insured; FGIC)	2,000,000	2,136,140
Broward County Housing Finance Authority, MFHR:		
(Emerald Palms Apartments)		
5.60%, 7/1/2021 (Collateralized; FNMA)	2,000,000	2,104,420
(Pembroke Villas Project)		
5.55%, 1/1/2023 (Insured; FSA)	1,000,000	1,046,180
Broward County School Board, COP:		
5.25%, 7/1/2018 (Insured; MBIA)	1,855,000	2,058,011
5%, 7/1/2021 (Insured; FSA)	1,250,000	1,344,562
Cape Coral, Water & Sewer Revenue		
5.25%, 10/1/2017 (Insured; AMBAC)	1,890,000	2,119,862
Capital Projects Finance Authority:		
Revenue		
(Airports Project):		
5.25%, 6/1/2014 (Insured; MBIA)	1,485,000	1,646,271
5%, 6/1/2020 (Insured; MBIA)	1,465,000	1,557,720
Student Housing Revenue		
(Capital Projects Loan)		
5.50%, 10/1/2017 (Insured; MBIA)	2,520,000	2,742,390
Dade County Housing Finance Authority, SFMR		
6.70%, 4/1/2028		
(Collateralized: FNMA, GNMA)	2,360,000	2,412,722
Davie, Water & Sewer Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	475,000	531,905
Escambia County, Sales Tax Revenue		

5.25%, 10/1/2018 (Insured; AMBAC)	1,200,000	1,338,300
Escambia County Housing Finance Authority, SFMR (Multi-County Program) 5.50%, 10/1/2021 (Collateralized: FNMA, GNMA)	3,895,000	4,097,930
Florida (Jacksonville Transportation) 5%, 7/1/2012	3,000,000	3,194,610
Florida Board of Education:		
Capital Outlay (Public Education):		
5%, 6/1/2011	1,200,000	1,277,880
4.75%, 6/1/2019 (Insured; MBIA)	800,000	845,904
Lottery Revenue:		
5.25%, 7/1/2017 (Insured; FGIC)	3,890,000	4,294,910
5%, 7/1/2020 (Insured; FGIC)	1,480,000	1,608,079
Florida Housing Finance Agency (Brittany Rosemont Apartments) 7%, 2/1/2035 (Insured; AMBAC)	6,000,000	6,126,600
Florida Intergovernmental Finance Commission, Capital Revenue:		
5%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,084,490
5.125%, 2/1/2031 (Insured; AMBAC)	1,500,000	1,561,215
Florida Municipal Loan Council, Revenue 5.25%, 5/1/2017 (Insured; MBIA)	1,825,000	2,019,653
Hillsborough County School District, Sales Tax Revenue 5.375%, 10/1/2018 (Insured; AMBAC)	2,075,000	2,324,083
Jacksonville:		
Excise Taxes Revenue		
5.375%, 10/1/2019 (Insured; AMBAC)	3,450,000	3,881,526
Guaranteed Entitlement Revenue		
5.375%, 10/1/2020 (Insured; FGIC)	3,795,000	4,269,679
Jacksonville Electric Authority, Revenue 5%, 10/1/2013	965,000	982,331

Jea, St John's River Power Park System Revenue:

5%, 10/1/2017	1,500,000	1,626,375
5%, 10/1/2018	1,500,000	1,625,535

Lee County Housing Finance Authority, SFMR:

6.30%, 3/1/2029 (Collateralized: FNMA,GNMA)	400,000	401,528
(Multi-County Program)		
7.45%, 9/1/2027 (Collateralized: FNMA,GNMA)	135,000	135,590

Manatee County Housing Finance Authority,
Mortgage Revenue

5.85%, 11/1/2033 (Collateralized; GNMA)	3,335,000	3,558,545

Marion County School Board, COP

5.25%, 6/1/2017 (Insured; FSA)	2,015,000	2,234,373

Miami-Dade County, Solid Waste System Revenue

5.50%, 10/1/2017 (Insured; FSA)	2,595,000	2,929,054

Miami-Dade County Housing Finance Authority, MFMR:

(Country Club Villa)		
5.70%, 7/1/2021 (Insured; FSA)	400,000	425,964
(Miami Stadium Apartments)		
5.40%, 8/1/2021 (Insured; FSA)	1,275,000	1,344,564

North Miami Educational Facilities, Revenue
(Johnston & Wales University Project)

5%, 4/1/2017	1,800,000	1,948,374

Orange County Housing Finance Authority, MFHR:

(Palm Grove Gardens)		
5.15%, 1/1/2023 (Collateralized; FNMA)	1,175,000	1,229,015
(Seminole Pointe Project) 5.75%, 12/1/2023	2,840,000	2,966,721

Osceola County Industrial Development Authority,
Revenue (Community Provider Pooled Loan

Program) 7.75%, 7/1/2017	1,670,000	1,676,596

Palm Bay, Uitlity Revenue:

(Capital Appreciation)		
Zero Coupon, 10/1/2020 (Insured; FGIC)	1,845,000	906,209
(Palm Bay Utility Corporation Project)		
5%, 10/1/2019 (Insured; MBIA)	500,000	545,355

Palm Beach County Housing Finance Authority,

Single Family Mortgage Purchase Revenue
 6.55%, 4/1/2027
(Collateralized: FNMA,GNMA) 285,000 293,388

Palm Beach County School Board, COP
  (Master Lease) 5%, 8/1/2017
  (Insured; AMBAC) 1,905,000 2,072,335

Pinellas County Housing Finance Authority, SFMR
  (Multi-County Program)
  6.70%, 2/1/2028
  (Collateralized: FNMA,GNMA) 1,360,000 1,388,206

Port Palm Beach District, Revenue:
  Zero Coupon, 9/1/2022 1,000,000 441,440
  Zero Coupon, 9/1/2023 1,000,000 417,570

Port St. Lucie
  Storm Water Utility Revenue
  5%, 5/1/2023 (Insured; MBIA) 1,750,000 1,880,743

Seminole Water Control District
  6.75%, 8/1/2022 1,860,000 1,912,006

South Broward Hospital District, HR
  5.60%, 5/1/2027 4,000,000 4,314,520

St. Lucie County, Sales Tax Revenue
  5.25%, 10/1/2017 (Insured; MBIA) 1,885,000 2,114,254

Tampa Utility Tax
  Zero Coupon, 4/1/2017 (Insured; AMBAC) 2,110,000 1,250,703

Village Center Community Development District,
  Utility Revenue 5.25%, 10/1/2023 (Insured; MBIA) 1,000,000 1,099,760

Winter Park, Water & Sewer Revenue:
  5.375%, 12/1/2017 (Insured; AMBAC) 1,645,000 1,854,639
  5.375%, 12/1/2018 (Insured; AMBAC) 1,730,000 1,950,471

Winter Springs, Water & Sewer Revenue
  5%, 4/1/2020 (Insured; MBIA) 1,585,000 1,720,486

Total Long-Term Municipal Investments

(cost $100,253,472)		105,894,492

Short-Term Municipal Investments--.9%

Dade County Industrial Development Authority, PCR, VRDN (Florida Power & Light Company Project) 1.98% (cost $1,000,000)	1,000,000 a	1,000,000
TOTAL INVESTMENTS (cost $101,253,472)	**98.6%**	**106,894,492**
CASH AND RECEIVABLES (Net)	**1.4%**	**1,532,138**
NET ASSETS	**100.0%**	**108,426,630**

Notes to Statement of Investments:

(a) Securities payable on demand. Variable interest rate - subject to periodic change.

(b) At January 31, 2005, the Fund had $27,531,372 (25.4% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from housing projects.

(c) At January 31, 2005, 25.0% of the fund's net assets are insured by AMBAC.

(d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series
Statement of Investments
January 31, 2005 (Unaudited)

Long-Term Municipal Investments--95.3%	Principal Amount ($)		Value ($)
Massachusetts--89.4%			
Bellingham, GO:			
5%, 3/1/2017 (insured; AMBAC)	1,945,000		2,122,326
5%, 3/1/2018 (insured; AMBAC)	2,040,000		2,226,803
5%, 3/1/2019 (insured; AMBAC)	2,140,000		2,332,514
5%, 3/1/2020 (insured; AMBAC)	2,245,000		2,441,438
Boston, GO			
5.75%, 2/1/2020 (Prerefunded 2/1/2010)	3,945,000	a	4,461,085
Boston Industrial Development Financing Authority,			
Sewer Facility Revenue			
(Harbor Electric Energy Co. Project)			
7.375%, 5/15/2015	2,140,000		2,147,148
Brookline 5.25%, 4/1/2020	3,860,000		4,234,729
Greater Lawrence Sanitation District			
5.75%, 6/15/2014 (Insured; MBIA)	1,425,000		1,624,785
Holliston 5.25%, 4/1/2020 (Insured; MBIA)	1,655,000		1,838,771
Hopkinton:			
5%, 9/1/2017	1,735,000		1,891,185
5%, 9/1/2018	1,735,000		1,890,872
5%, 9/1/2019	1,735,000		1,887,246
5%, 9/1/2020	1,735,000		1,882,163
Marblehead:			
5%, 8/15/2023	1,835,000		1,984,589
5%, 8/15/2024	1,925,000		2,073,995
Massachusetts, Consolidated Loan:			
5.375%, 8/1/2021 (Insured; MBIA)			
(Prerefunded 8/1/2012)	1,000,000	a	1,128,230
5.375%, 8/1/2022 (Insured; MBIA)			
(Prerefunded 8/1/2012)	30,000	a	33,847
5.125%, 3/1/2022 (Insured; FSA)			
(Prerefunded 3/1/2012)	3,000,000	a	3,325,650
5%, 11/1/2024 (Insured; FSA)	5,500,000		5,903,865
Massachusetts Bay Transportation Authority:			
Assessment Revenue 5.25%, 7/1/2030	6,750,000		7,245,383
(General Transportation Systems):			

6.20%, 3/1/2016	2,055,000	2,458,109
7%, 3/1/2021	1,000,000	1,287,820
Sales Tax Revenue:		
5%, 7/1/2022	1,000,000	1,076,290
5%, 7/1/2032	3,340,000	3,470,895
Massachusetts College Building Authority,		
Project Revenue:		
5.25%, 5/1/2020 (Insured; XLCA)	2,815,000	3,087,999
Zero Coupon, 5/1/2026 (Insured; MBIA)	5,385,000	1,998,266
Massachusetts Development Finance Agency, Revenue:		
(Assumption College)		
6%, 3/1/2030 (Insured; AGIC)	1,905,000	2,139,029
(College of Pharmacy) 6.75%, 7/1/2030	2,000,000	2,367,260
(Landmark School) 5.25%, 6/1/2029	1,100,000	1,131,207
(Massachusetts College of Pharmacy)		
6.375%, 7/1/2023	1,000,000	1,119,090
(Mount Holyoke College) 5.25%, 7/1/2031	5,000,000	5,285,250
(Neville Communities):		
5.75%, 6/20/2022 (Collateralized; GNMA)	600,000	683,472
6%, 6/20/2044 (Collateralized; GNMA)	1,500,000	1,671,075
Resource Recovery (Ogden Haverhill Project)		
5.50%, 12/1/2019	1,200,000	1,228,356
Massachusetts Educational Financing Authority,		
Education Loan Revenue		
5.85%, 7/1/2014 (Insured; AMBAC)	550,000	558,916
Massachusetts Health and Educational		
Facilities Authority, Revenue:		
(Community College Program)		
5.25%, 10/1/2026 (Insured; AMBAC)	2,845,000	3,062,386
(Daughters of Charity)		
6.10%, 7/1/2014	1,100,000	1,126,664
(Harvard University):		
5%, 7/15/2022	2,945,000	3,185,047
6%, 7/1/2035 (Prerefunded 7/1/2010)	2,500,000 a	2,895,625
(Healthcare Systems --- Covenant Health)		
6%, 7/1/2022	5,100,000	5,535,387
(Massachusetts Institute of Technology):		
5%, 7/1/2023	1,905,000	2,152,878
5.50%, 7/1/2032	2,160,000	2,574,936
(Medical Academic and Scientific)		
6.625%, 1/1/2015	2,500,000	2,556,950
(Milford-Whitinsville Hospital)		
6.50%, 7/15/2023	2,250,000	2,471,940
(New England Medical Center Hospital)		
5.375%, 5/15/2017 (Insured; FGIC)	1,950,000	2,159,508
(Newton - Wellesley Hospital)		
5.875%, 7/1/2015 (Insured; MBIA)	2,000,000	2,066,760

(Partners Healthcare System):		
6%, 7/1/2016	1,520,000	1,730,960
6%, 7/1/2017	1,145,000	1,305,322
5%, 7/1/2020	1,200,000	1,280,580
5.75%, 7/1/2032	1,350,000	1,483,717
(Schepens Eye Research) 6.50%, 7/1/2028	2,135,000	2,320,361
(Simmons College)		
5%, 10/1/2023 (Insured; FGIC)	1,000,000	1,073,340
(Springfield College)		
5.125%, 10/15/2023 (Insured; AGIC)	1,100,000	1,182,170
(Tufts University):		
5.50%, 8/15/2017	1,700,000	1,988,898
5.50%, 8/15/2018	1,625,000	1,906,758
5.25%, 2/15/2030	2,000,000	2,111,500
(Wheaton College):		
5%, 7/1/2016	1,255,000	1,370,121
5%, 7/1/2018	1,375,000	1,487,571
5%, 7/1/2019	1,165,000	1,254,681
Massachusetts Housing Finance Agency:		
Housing Development		
5.40%, 6/1/2020 (Insured; MBIA)	1,200,000	1,248,084
Housing Projects:		
6.30%, 10/1/2013 (Insured; AMBAC)	20,000	20,065
6.375%, 4/1/2021	30,000	30,093
Housing Revenue:		
5%, 12/1/2024	1,620,000	1,638,565
5%, 12/1/2026	1,250,000	1,263,388
(Rental Mortgage):		
6.50%, 7/1/2025 (Insured; AMBAC)	1,245,000	1,277,009
6.45%, 1/1/2036 (Insured; AMBAC)	2,135,000	2,189,165
6%, 7/1/2037 (Insured; AMBAC)	4,900,000	5,033,231
(Single-Family)		
6.35%, 6/1/2017 (Prerefunded 2/1/2005)	830,000 a	830,000
Massachusetts Industrial Finance Agency, Revenue:		
Health Care Facility		
(Metro Health Foundation, Inc. Project)		
6.75%, 12/1/2027	1,000,000	979,270
(Phillips Academy)		
5.375%, 9/1/2023 (Prerefunded 9/1/2008)	1,500,000 a	1,666,395
Resource Recovery (Ogden Haverhill Project)		
5.60%, 12/1/2019	2,000,000	2,055,240
Water Treatment (American Hingham)		
6.95%, 12/1/2035	2,790,000	2,937,842
Massachusetts Port Authority, Revenue		
5%, 7/1/2012 (Insured; MBIA)	1,500,000	1,665,990
Massachusetts Water Pollution Abatement Trust:		
5.625%, 2/1/2017 (Prerefunded 2/1/2007)	4,870,000 a	5,222,150

(Pool Program):			
5%, 8/1/2016 (Prerefunded 8/1/2012)	980,000	a	1,091,818
5%, 8/1/2016	20,000		21,854
5.375%, 8/1/2027	3,065,000		3,327,364
5.375%, 8/1/2027 (Prerefunded 8/1/2009)	1,710,000	a	1,910,429
Massachusetts Water Resources Authority:			
5.20%, 8/1/2022 (Insured; MBIA)	1,000,000		1,098,160
5.75%, 8/1/2030 (Insured; FGIC)	1,000,000		1,125,830
Medford			
5%, 3/15/2019 (Insured; AMBAC)	1,155,000		1,259,089
Narragansett Regional School District			
6.50%, 6/1/2016 (Insured; AMBAC)	1,205,000		1,417,417
New England Educational Loan Marketing Corporation			
Student Loan Revenue 6.90%, 11/1/2009	1,000,000		1,079,530
Northampton (School Project Loan Act of 1948)			
5.75%, 5/15/2016 (Insured; MBIA)			
(Prerefunded 5/15/2006)	1,520,000	a	1,615,502
Pittsfield 5.125%, 4/15/2022 (Insured; MBIA)	1,500,000		1,632,135
Route 3 North Transportion Improvement			
Association, LR 5.75%, 6/15/2018			
(Insured; MBIA) (Prerefunded 6/15/2010)	1,000,000	a	1,135,790
Triton Regional School District:			
5.25%, 4/1/2019 (Insured; FGIC)	1,420,000		1,579,608
5.25%, 4/1/2020 (Insured; FGIC)	1,420,000		1,577,421
University of Massacuhsetts Building Authority,			
Project Revenue			
5.25%, 11/1/2015 (Insured; AMBAC)	2,000,000		2,255,300
Westfield 6.50%, 5/1/2017 (Insured; FGIC)			
(Prerefunded 5/1/2010)	1,750,000	a	2,063,618
Woods Hole Marthas Vineyard and Nantucket			
Steamship Bonds 5%, 3/1/2019	4,070,000		4,474,029

U.S. Related--5.9%

Commonwealth of Puerto Rico		
Public Improvement 5.25%, 7/1/2017	1,460,000	1,676,547
Puerto Rico Electric Power Authority, Power		
Revenue 5.125%, 7/1/2026	1,000,000	1,076,200

Puerto Rico Highway and Transportation Authority,
   Transportation Revenue:

5.75%, 7/1/2019 (Insured; CIFG)	2,000,000	2,338,260
5.75%, 7/1/2020 (Insured; CIFG)	2,000,000	2,338,260
5.50%, 7/1/2023	1,000,000	1,115,040

Puerto Rico Public Buildings Authority,
   Guaranteed Government Facilities Revenue:

6.25%, 7/1/2015 (Insured; AMBAC)	1,100,000	1,356,157
5.75%, 7/1/2022	1,900,000	2,257,238

Puerto Rico Public Finance Corp.
   (Commonwealth Appropriation)

6%, 8/1/2026 (Insured; AGC)	240,000	300,182

Total Long-Term Investments
(cost $187,715,336)   **201,702,983**

Short-Term Municipal Investments--3.7%

Massachusetts, VRDN

(Central Artery) 1.94%	1,500,000 b	1,500,000

Massachusetts Health and Educational Facilities
   Authority, Revenue, VRDN:
      (Capital Assets Program):

Series C 1.80% (Insured; MBIA)	3,000,000 b	3,000,000
Series D 1.90% (Insured; MBIA)	240,000 b	240,000
(Partners Healthcare) 1.88%	1,200,000 b	1,200,000

Massachusetts Water Resource Authority, VRDN

1.97% (LOC; Landesbank Hessen -Thuringen)	2,000,000 b	2,000,000

Total Short-Term Investments
(cost $7,940,000)   **7,940,000**

Total Investments (cost $195,655,336)	**99.0%**	**209,642,983**
Liabilities, Less Cash and Receivables	**1.0%**	**2,060,624**
Net Assets	**100.0%**	**211,703,607**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used
pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities payable on demand. Variable interest rate--subject to periodic change.

c Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annu
and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund, Minnesota Series
Statement of Investments — **January 31, 2005 (Unaudited)**

Long-Term Municipal Investments--94.4%

Minnesota:	**Principal Amount ($)**	**Value ($)**
Andover Economic Development Authority, Public Facility LR (Andover Community Center) 5.20%, 2/1/2034	1,500,000	1,537,695
Anoka County, SWDR (United Power Association Project) 6.95%, 12/1/2008 (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	2,065,000	2,092,155
Bloomington Independent School District Number 271 5.125%, 2/1/2024 (Insured; FSA)	2,000,000	2,171,780
Brooklyn Park 5.85%, 2/1/2016 (Insured; FSA)	1,425,000	1,472,837
Chaska, Electric Revenue 6%, 10/1/2020	3,000,000	3,356,970
Columbia Heights, MFHR (Crest View) 6.625%, 4/20/2043 (Collateralized; GNMA)	1,500,000	1,632,675
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital) 7.25%, 6/15/2032	3,000,000	3,166,950
Inver Grove Heights Independent School District Number 199 5.75%, 2/1/2017	2,225,000	2,297,491
Lake Superior Independent School District Number 381:		
5%, 4/1/2020 (Insured; FSA)	2,510,000	2,722,396
5%, 4/1/2021 (Insured; FSA)	2,640,000	2,854,157
Lakeville Independent School District Number 194 5.50%, 2/1/2024 (Insured; FGIC)	8,700,000	9,840,222
Mahtomedi Independent School District Number 832 Zero Coupon, 2/1/2017 (Insured; MBIA)	1,275,000	773,364
Minneapolis:		
Zero Coupon, 12/1/2014	1,825,000	1,245,033
Health Care Facilities Revenue (Shelter Care Foundation):		
6%, 4/1/2010	515,000	510,901
6.50%, 4/1/2029	1,000,000	954,290
Home Ownership Program 7.10%, 6/1/2021	20,000	20,015
Revenue (Blake School Project) 5.45%, 9/1/2021	2,000,000	2,153,380
Tax Increment Revenue (Saint Anthony Falls Project) 5.75%, 2/1/2027	1,000,000	1,001,740
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue		

(HealthPartners Obligated Group Project):

6%, 12/1/2018	1,000,000	1,088,200
6%, 12/1/2020	2,290,000	2,474,986

Minneapolis and Saint Paul Metropolitan Airports Commission,
Airport Revenue 5.75%, 1/1/2032 (Insured; FGIC)   4,995,000   5,557,337

Minneapolis Public Facilities Authority, Water Pollution
Control Revenue 5.375%, 3/1/2019   3,000,000   3,279,660

State of Minnesota
(Duluth Airport) 6.25%, 8/1/2014   2,500,000   2,548,525

Todd, Morrison, Cass and Wadena Counties United
Hospital District, Health Care Facility Revenue
(Lakewood Health System) 5%, 12/1/2021   1,000,000   1,046,200

Minnesota Agricultural and Economic Development Board,
Revenue:

(Evangelical Lutheran Project):

6%, 2/1/2022	1,130,000	1,233,056
6%, 2/1/2027	1,750,000	1,889,632

(Fairview Health Care Systems)

6.375%, 11/15/2029   4,000,000   4,403,920

Minnesota Higher Education Facilities Authority,
College and University Revenue
(University of Saint Thomas):

5.35%, 4/1/2017	1,000,000	1,047,070
5.40%, 4/1/2022	2,125,000	2,222,474

Minnesota Housing Finance Agency:

Residential Housing Finance 5%, 1/1/2020   4,260,000   4,488,975

SFMR:

5.80%, 1/1/2019	1,410,000	1,488,142
5.45%, 1/1/2022 (Insured; MBIA)	705,000	743,430

Minnesota Retirement Systems, Building Revenue
6%, 6/1/2030   1,475,000   1,666,691

New Hope, Housing and Health Care Facilities Revenue
(Masonic Home - North Ridge) 5.90%, 3/1/2019   1,000,000   1,030,020

Northern Municipal Power Agency, Electric System Revenue
9.325%, 1/1/2016 (Insured; FSA)   5,000,000 a,b 5,989,050

Northfield, HR 6%, 11/1/2031   2,000,000   2,143,600

Ramsey, LR (Pact Charter School Project) 6.75%, 12/1/2033   1,000,000   1,019,310

City of Red Wing, Health Care Facilities Revenue
(River Region Obligation Group) 6.50%, 9/1/2022
(Prerefunded 9/1/2005)   3,445,000 c 3,530,677

Rosemount Independent School District Number 196 Zero Coupon, 4/1/2014 (Insured; MBIA)	2,960,000	2,075,552

Saint Cloud Housing and Redevelopment Authority,
    Revenue (State University Foundation Project)
    5.125%, 5/1/2018
	1,500,000	1,625,430

Saint Paul Housing and Redevelopment Authority, Revenue: Hospital (HealthEast Project)		
5.70%, 11/1/2015 (Insured; ACA)	2,000,000	2,111,780
MFHR (Wellington Project)		
5.10%, 2/1/2024 (Insured; FHLMC)	2,000,000	2,072,480
Parking (Block 19 Ramp)		
5.25%, 8/1/2023 (Insured; FSA)	3,395,000	3,736,944
Single Family Mortgage		
6.90%, 12/1/2021 (Insured; FNMA)	150,000	150,137
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project) 7.375%, 8/1/2029	2,850,000	2,992,044
Southern Municipal Power Agency, Power Supply System Revenue:		
Zero Coupon, 1/1/2025 (Insured; MBIA)	4,505,000	1,810,424
Zero Coupon, 1/1/2026 (Insured; MBIA)	4,625,000	1,753,846
Washington County Housing and Redevelopment Authority: Hospital Facility Revenue (Healtheast Project)		
5.375%, 11/15/2018 (Insured; ACA)	2,215,000	2,308,252
Pooled Financing 5.50%, 2/1/2032 (Insured; MBIA)	2,000,000	2,148,120
Western Minnesota Municipal Power Agency, Electric Power and Light Revenue 5.50%, 1/1/2012 (Insured; AMBAC)	900,000	943,029
Willmar (Rice Memorial Hospital Project) 5%, 2/1/2032 (Insured; FSA)	4,000,000	4,180,960
Winona, Health Care Facilities Revenue (Winona Health) 6%, 7/1/2034	2,500,000	2,615,275

Total Long-Term Municipal Investments   **119,219,279**
    (cost $110,912,854)

Short-Term Municipal Investment--3.3%

Minnesota:

Arden Hills, Housing and Health Care Facilities Revenue, VRDN (Presbyterian Homes) 1.95% (LOC; U.S. Bank Trust)	2,830,000 d	2,830,000

Minnesota Higher Education Facilities Authority,
    Revenue (Saint Olaf College)
    1.90% (LOC; Harris Trust and Savings Bank)
	1,300,000 d	1,300,000

Total Short-Term Municipal Investment		
(cost $4,130,000)		**4,130,000**
Total Investments (Cost $115,042,854)	**97.7%**	**123,349,279**
Cash and Receivables (Net)	**1.3%**	**2,907,127**
Net Assets	**100.00%**	**126,256,406**

Notes to Statement of Investments:

a Inverse floater security-the interest rate is subject to change periodically.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933.
   This security may be resold in transactions exempt from registration,
    normally to qualified institutional buyers. This security has been deemed to
    be liquid by the Investment Adviser. At January 31, 2005 this security
    amounted to $5,959,050, 4.7% of net assets.
c Bonds which are prerefunded are collateralized by U.S. Government securities
    which are held in escrow and are used to pay principal and interest on the municipal
    issue and to retire the bonds in full at the earliest refunding date.
d Securities payable on demand. Variable interest rate--subject to periodic change.
e Securities valuation policies and other investment related disclosures are hereby
    incorporated by reference the annual and semi annual reports previously filed
    with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund-Michigan Series

Statement of Investments January 31, 2005 (Unaudited)

Long Term Municipal Investments--93.5%	Principal Amount ($)	Value ($)
Michigan:		
Allegan Hospital Finance Authority, HR (Allegan General Hospital):		
6.875%, 11/15/2017	4,460,000	4,640,407
7%, 11/15/2021	800,000	833,152
Anchor Bay School District, Building and Site 6%, 5/1/2023 (Insured; FGIC) (Prerefunded 5/1/2009)	1,500,000 a	1,689,390
Brighton Area School District:		
Zero Coupon, 5/1/2014 (Insured; AMBAC)	8,000,000	5,586,480
Zero Coupon, 5/1/2020 (Insured; AMBAC)	3,900,000	1,999,257
Clarkston Community School 5.75%, 5/1/2016 (Insured; FGIC) (Prerefunded 5/1/2005)	1,340,000 a	1,365,822
Detroit, Water Supply Systems Revenue 5.75%, 7/1/2028 (Insured; FGIC) (Prerefunded 7/1/2011)	4,000,000 a	4,636,360
Detroit City School District:		
5.125%, 5/1/2031 (Insured; FSA)	1,000,000	1,045,720
School Building and Site Improvement:		
5.50%, 5/1/2017 (Insured; FGIC)	2,000,000	2,274,540
6%, 5/1/2020 (Insured, FGIC)	1,000,000	1,236,350
Dickinson County Healthcare System, HR:		
5.50%, 11/1/2013 (Insured; ACA)	2,515,000	2,720,652
5.70%, 11/1/2018 (Insured; ACA)	1,800,000	1,936,512
Fitzgerald Public School District, School Building and Site 5%, 5/1/2020 (Insured; AMBAC)	2,000,000	2,181,140
Fowlerville Community Schools School District 5.60%, 5/1/2016 (Insured; MBIA) (Prerefunded 5/1/2007)	2,995,000 a	3,200,996
Grand Rapids Housing Finance Authority, Multi-Family Revenue 7.625%, 9/1/2023 (Collateralized; FNMA)	1,000,000	1,001,870
Grand Valley State University, Revenue 5.25%, 12/1/2020 (Insured; FGIC)	3,000,000	3,284,970
Huron Valley School District Zero Coupon, 5/1/2018 (Insured; FGIC)	6,270,000	3,535,967
Kalamazoo Hospital Finance Authority, Hospital Facilities Revenue (Borgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)	2,000,000	2,423,060
Lake Orion Community School District 5.80%, 5/1/2015 (Insured; AMBAC)	2,085,000	2,123,343
Michigan Hospital Finance Authority, HR:		
(Detroit Medical Center) 8.125%, 8/15/2012	75,000	75,097
(Genesys Health Systems)		
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	5,000,000 a	5,295,850
(Henry Ford Health System)		
5.625%, 3/1/2017	1,000,000	1,094,270
(Trinity Healtheast) 6%, 12/1/2027 (Insured; AMBAC)	3,500,000	4,002,390

Michigan Housing Representatives, COP			
Zero Coupon, 8/15/2022 (Insured; AMBAC)	5,475,000		2,453,238
Michigan Municipal Bond Authority, Clean Water			
Revolving Fund Revenue 8.625%, 10/1/2021	5,100,000	b,c	6,370,002
Michigan Building Authority, Revenue (Facilities Program):			
5.50%, 10/15/2017	5,000,000		5,640,550
5.50%; 10/15/2018	5,000,000		5,640,550
Michigan Strategic Fund, Limited Obligation Revenue:			
(Detroit Education Exempt Facilities) 5.25%, 12/15/2032	1,250,000		1,321,688
(NSF International Project):			
5.125%, 8/1/2019	700,000		737,443
5.25%, 8/1/2026	1,000,000		1,040,660
SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	2,600,000		2,451,176
Monroe County Economic Development Corp, Ltd. Obligation			
Revenue (Detroit Edison Co. Project)			
6.95%, 9/1/2022 (Insured; FGIC)	2,000,000		2,687,600
Northville, Special Assessment (Wayne County)			
7.875%, 1/1/2006	15,000		15,062
Pontiac Tax Increment Finance Authority, Revenue			
6.375%, 6/1/2031	3,170,000		3,200,210
Redford University School District			
5.50%, 5/1/2015 (Insured; AMBAC)	1,260,000		1,461,499
Romulus Economic Development Corp, Ltd. Obligation EDR			
(Romulus Hir Ltd. Partnership Project)			
7%, 11/1/2015 (Insured; ITT Lyndon Property Insurance Co.)	3,700,000		4,671,102
Sterling Heights, Judgment Funding:			
5.375%, 10/1/2017 (Insured; FGIC)	1,000,000		1,101,060
5.375%, 10/1/2018 (Insured; FGIC)	2,030,000		2,235,152
Stockbridge Community Schools			
5.50%, 5/1/2021	600,000		661,080
Sturgis Public School District, School Building and			
Site 5.625%, 5/1/2025	5,085,000		5,593,703
Wyandotte, Electric Revenue:			
5.375%, 10/1/2016 (Insured; MBIA)	1,870,000		2,053,167
5.375%, 10/1/2017 (Insured; MBIA)	2,000,000		2,192,960
TOTAL LONG TERM MUNICIPAL INVESTMENTS			**109,711,497**
(cost $100,048,454)			

Short Term Municipal Investments--5.7%

Michigan:

Detroit, Sewage Disposal Revenue, VRDN			
1.90% (SBPA; Dexia Credit Local)	3,000,000	d	3,000,000
Michigan Strategic Fund, Ltd. Obligation Revenue,			
VRDN (Detroit Symphony Project)			
1.90% (LOC; Standard Federal Bank)	3,700,000	d	3,700,000
TOTAL SHORT TERM MUNICIPAL INVESTMENTS			
(cost $6,700,000)			**6,700,000**

TOTAL INVESTMENTS (Cost $106,748,454)	**99.2%**	**116,411,497**
CASH AND RECEIVABLES (NET)	**0.8%**	**984,692**
NET ASSETS	**100.0%**	**117,396,189**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security-the interest rate is subject to change periodically.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
  This security may be resold in transactions exempt from registration,
   normally to qualified institutional buyers. This security has been deemed to
   be liquid by the Investment Adviser. At January 31, 2005 this security
   amounted to $6,370,002, 5.4% of net assets.
d Securities payable on demand. Variable interest rate--subject to periodic change.
e Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference the annual and semi annual reports previously filed
   with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund - North Carolina Series

Statement of Investments   January 31, 2005 (Unaudited)

Long Term Municipal Investments--101.1%	Principal Amount ($)	Value ($)
North Carolina--91.9%		
Appalachian State University, Revenue,		
Housing and Student Center System		
5.60%, 7/15/2020 (Insured; FSA)	1,000,000	1,120,670
Cabarrus County, COP, Installment Financing Contract		
5.50%, 4/1/2014	2,000,000	2,233,960
Cary, 5%, 3/1/2019	1,500,000	1,636,620
Charlotte:		
5%, 7/1/2021	1,525,000	1,666,886
5.60%, 6/1/2022	2,770,000	3,139,047
5%, 7/1/2022	2,110,000	2,281,733
Airport Revenue 5.75%, 7/1/2029 (Insured; MBIA)	1,500,000	1,662,825
Storm Water Fee Revenue:		
5.25%, 6/1/2020	1,000,000	1,107,160
5%, 6/1/2034	1,500,000	1,572,285
6%, 6/1/2025 (Prerefunded 6/1/2010)	2,000,000 a	2,312,260
Water and Sewer System Revenue:		
5.50%, 6/1/2017	1,650,000	1,863,708
5.25%, 6/1/2025 (Prerefunded 6/1/2010)	3,710,000 a	4,156,907
Concord, COP		
4.50%, 6/1/2030 (Insured; MBIA)	1,000,000	994,700
High Point, Combined Enterprise System Revenue:		
5%, 11/1/2015 (Insured; FGIC)	1,045,000	1,164,161
5%, 11/1/2031 (Insured; FGIC)	1,000,000	1,051,540
Mecklenburg County:		
5%, 4/1/2013	1,000,000	1,102,470
Public Improvement 5%, 4/1/2009	1,040,000	1,133,839
New Hanover County, COP, Public Improvement		
(New Hanover County Projects)		
5.75%, 11/1/2017	1,700,000	1,972,612
North Carolina Capital Facilities Financing Agency,		
Revenue (Duke University Project)		
5.125%, 7/1/2042	1,000,000	1,041,340
North Carolina Eastern Municipal Power Agency, Power		
System Revenue:		
6.20%, 1/1/2012 (Insured; FGIC)	2,000,000	2,363,460
6%, 1/1/2022 (Insured; ACA)	1,000,000	1,215,690
6.75%, 1/1/2026 (Insured; ACA)	3,000,000	3,361,680
North Carolina Educational Assistance Authority, Guaranteed		
Student Loan Revenue 6.35%, 7/1/2016	4,375,000	4,582,594
North Carolina Housing Finance Agency,		
Single Family Revenue 6.50%, 9/1/2026	1,550,000	1,582,674
North Carolina Medical Care Commission,		
Revenue:		
(Cleveland County Healthcare System Project)		

5.25%, 7/1/2019 (Insured; AMBAC)	1,135,000	1,256,638
(DePaul Community Facilities Project)		
7.625%, 11/1/2029	2,115,000	2,194,228
(North Carolina Housing Foundation Inc.)		
6.625%, 8/15/2030 (Insured; ACA)	3,250,000	3,570,385
(Northeast Medical Center Project):		
5.50%, 11/1/2025 (Insured; AMBAC)	1,000,000	1,103,780
5.50%, 11/1/2030 (Insured; AMBAC)	2,000,000	2,198,280
Retirement Facilities:		
(Cypress Glenn Retirement Community)		
6%, 10/1/2033	1,000,000	1,035,880
(Givens Estates Project) 6.50%, 7/1/2032	1,000,000	1,029,640
(Unites Methodist) 5.50%, 10/1/2035	1,100,000	1,101,221
(Southeast Regional Medical Center)		
6.25%, 6/1/2029	2,000,000	2,160,260
(Wilson Memorial Hospital Project)		
Zero Coupon, 11/1/2016 (Insured; AMBAC)	3,055,000	1,879,344
North Carolina Municipal Power Agency		
(Catawba Electric)		
5.25%, 1/1/2020 (Insured; MBIA)	1,000,000	1,107,520
Pasquotank County, COP		
5%, 6/1/2025 (Insured; MBIA)	1,000,000	1,064,770
Shelby, Combined Enterprise System Revenue:		
5.625%, 5/1/2014	1,000,000	1,028,880
5%, 5/1/2024	650,000	694,876
University of North Carolina, University Revenue:		
5.375%, 12/1/2013	1,415,000	1,588,210
(Chapel Hill University) 5%, 12/1/2020	2,000,000	2,171,360

U.S. Related--9.2%

Puerto Rico Highway and Transportation Authority,		
Transportation Revenue		
5.50%, 7/1/2012 (Insured; FGIC)	1,500,000	1,726,665
Puerto Rico Public Finance Corp.		
5.375%, 8/1/2024 (Insured; MBIA)		
(Prerefunded 8/1/2011)	4,000,000 a	4,518,200
Virgin Islands Public Finance Authority, Revenues		
Sub Lien Fund Loan Notes 5.875%, 10/1/2018	850,000	883,541

TOTAL INVESTMENTS (Cost $73,326,125)	**101.6%**	**78,634,499**
LIABILITIES, LESS CASH AND RECEIVABLES	**-1.6%**	**(1,205,669)**
NET ASSETS	**100.0%**	**77,428,830**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
  which are held in escrow and are used to pay principal and interest on the municipal
  issue and to retire the bonds in full at the earliest refunding date.
b Securities valuation policies and other investment related disclosures are hereby
  incorporated by reference the annual and semi annual reports previously filed
  with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund,
Pennsylvania Series
Statement of Investments   January 31, 2005 (Unaudited)

Long-Term Municipal Investments--96.3%	Principal Amount ($)	Value ($)
Allegheny County 5.25%, 11/1/2021 (Insured; FGIC) (Prerefunded 5/1/2011)	1,795,000 a	2,011,028
Allegheny County Hospital Development Authority, Revenue (Hospital - South Hills Health) 5.125%, 5/1/2029	1,260,000	1,184,513
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2019 (Insured; MBIA)	1,900,000	2,068,872
Bethlehem Area Vocational Technical School Authority, LR 5%, 9/1/2019 (Insured; MBIA)	895,000	963,745
Bradford County Industrial Development Authority, SWDR (International Paper Co. Projects) 6.60%, 3/1/2019	4,250,000	4,346,305
Bucks County Water and Sewer Authority, Revenue: 5.375%, 6/1/2018 (Insured; AMBAC)	1,255,000	1,404,257
Collection Sewer Systems: 5.375%, 6/1/2017 (Insured; AMBAC)	1,340,000	1,502,703
5%, 6/1/2019 (Insured; AMBAC)	1,480,000	1,608,286
Butler County, GO 5.25%, 7/15/2019 (Insured; FGIC) (Prerefunded 7/15/2013)	1,810,000 a	2,053,119
Butler County Industrial Development Authority: Health Care Facilities Revenue (Saint John Care Center) 5.80%, 4/20/2029	6,295,000	6,786,514
MFHR (Greenview Gardens Apartments): 6%, 7/1/2023	475,000	466,412
6.25%, 7/1/2033	880,000	861,071
Central Bucks School District 5%, 5/15/2022 (Insured; FGIC)	580,000	623,993
Charleroi Area School Authority, School Revenue Zero Coupon, 10/1/2020 (Insured; FGIC)	2,000,000	991,400
Council Rock School District 5%, 11/15/2020 (Insured; MBIA)	1,400,000	1,519,854
Cumberland County Municipal Authority, College Revenue (Messiah College) 5.125%, 10/1/2015 (Insured; AMBAC)	1,000,000	1,042,470
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) 6%, 1/1/2025	3,000,000	2,723,970
Dover Area School District, GO 5.375%, 4/1/2018 (Insured; FGIC)	2,195,000	2,471,263

Harbor Creek School District, GO		
5%, 8/1/2016 (Insured; FGIC)	2,375,000	2,582,195
Harrisburg Authority, Office and Parking Revenue		
6%, 5/1/2019 (Prerefunded 5/1/2008)	2,000,000 a	2,210,180
Harrisburg Redevelopment Authority, Revenue:		
Zero Coupon, 5/1/2018 (Insured; FSA)	2,750,000	1,528,917
Zero Coupon, 11/1/2018 (Insured; FSA)	2,750,000	1,495,395
Zero Coupon, 11/1/2019 (Insured; FSA)	2,750,000	1,418,257
Zero Coupon, 5/1/2020 (Insured; FSA)	2,750,000	1,374,450
Zero Coupon, 11/1/2020 (Insured; FSA)	2,500,000	1,221,400
Health Care Facilities Authority of Sayre,		
Revenue (Guthrie Health Issue):		
5.85%, 12/1/2020	3,000,000	3,268,050
5.75%, 12/1/2021	4,750,000	5,123,398
Kennett Consolidated School District, GO:		
5.25%, 2/15/2017 (Insured; FGIC)	1,440,000	1,602,533
5.25%, 2/15/2018 (Insured; FGIC)	1,895,000	2,106,103
5.25%, 2/15/2020 (Insured; FGIC)	1,000,000	1,108,240
Lower Macungie Township		
5.65%, 5/1/2020 (Prerefunded 5/1/2005)	900,000 a	908,208
McKeesport Area School District, GO		
Zero Coupon, 10/1/2021 (Insured; AMBAC)	3,455,000	1,621,673
Monroe County Hospital Authority, HR		
(Pocono Medical Center) 5.50%, 1/1/2022	1,455,000	1,568,374
Monroeville Municipal Authority,		
Sanitary Sewer Revenue		
5.25%, 12/1/2016 (Insured; MBIA)	1,095,000	1,222,064
Montgomery County Higher Educational		
and Health Authority, Revenue		
First Mortgage (Montgomery Income Project)		
10.50%, 9/1/2020	2,615,000	2,619,655
Mount Lebanon School District, GO:		
5%, 2/15/2018 (Insured; MBIA)	1,735,000	1,886,674
5%, 2/15/2019 (Insured; MBIA)	2,870,000	3,115,701
North Allegheny School District:		
5%, 11/1/2014 (Insured; FGIC)	635,000	704,812
5.05%, 11/1/2021 (Insured; FGIC)	1,455,000	1,580,988
Northampton County General Purpose Authority,		
County Agreement Revenue		
5.125%, 10/1/2020 (Insured; FSA)	2,225,000	2,441,092
Northampton County Industrial Development Authority,		
Mortgage Revenue		
(Moravian Hall Square Project) 5%, 7/1/2017	1,890,000	2,005,252
North Schuylkill School District,		
Schuylkill and Columbia Counties, GO		

5%, 11/15/2028 (Insured; FGIC)	635,000	663,124
Pennridge School District		
5%, 2/15/2021 (Insured; MBIA)	1,000,000	1,079,490
Pennsylvania Finance Authority, Guaranteed Revenue		
(Penn Hills Project):		
5.45%, 12/1/2019 (Insured; FGIC)	2,615,000	2,923,492
Zero Coupon, 12/1/2022 (Insured; FGIC)	1,200,000	526,620
Zero Coupon, 12/1/2023 (Insured; FGIC)	3,790,000	1,576,526
Zero Coupon, 12/1/2024 (Insured; FGIC)	3,790,000	1,491,441
Zero Coupon, 12/1/2025 (Insured; FGIC)	3,790,000	1,412,571
Pennsylvania Higher Educational		
Facilities Authority, Revenue:		
(State Higher Education System):		
5%, 6/15/2019 (Insured; AMBAC)	560,000	608,619
5%, 6/15/2020 (Insured; AMBAC)	1,915,000	2,075,783
(UPMC Health System) 6%, 1/15/2022	5,000,000	5,611,250
Pennsylvania Housing Finance Agency:		
5%, 4/1/2016	2,000,000	2,117,120
Single Family Mortgage 5.10%, 10/1/2020	5,000,000	5,260,950
Pennsylvania Intergovernmental Cooperative Authority,		
Special Tax Revenue		
(Philadelphia Funding Program):		
5.25%, 6/15/2015 (Insured; FGIC)	1,000,000	1,091,300
5.50%, 6/15/2016 (Insured; FGIC)	2,750,000	2,864,125
5%, 6/15/2018 (Insured; FGIC)	5,580,000	5,990,130
Pennsylvania Public School Building Authority, Revenue:		
(Central Montgomery County Area):		
5.25%, 5/15/2017 (Insured; FGIC)	1,055,000	1,185,588
5.25%, 5/15/2018 (Insured; FGIC)	1,110,000	1,243,677
(Marple Newtown School District Project)		
5%, 3/1/2019 (Insured; MBIA)	3,680,000	3,994,971
Pennsylvania Turnpike Commission,		
Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	3,780,000	4,098,654
5.25%, 12/1/2018 (Insured; AMBAC)	2,740,000	2,993,834
5%, 12/1/2023 (Insured; AMBAC)	425,000	456,964
Philadelphia Authority for Industrial Development, LR		
5.50%, 10/1/2015 (Insured; FSA)	2,870,000	3,242,067
Philadelphia Gas Works, Revenue		
(1998 General Ordinance-4th Series)		
5.25%, 8/1/2022 (Insured; FSA)	2,000,000	2,193,000
Philadelphia Hospitals and Higher		
Education Facilities Authority,		
Revenue (Jefferson Health System) 5%, 5/15/2011	2,000,000	2,103,800
Philadelphia Housing Authority,		
Capital Fund Program Revenue		
5%, 12/1/2021 (Insured; FSA)	1,685,000	1,808,612
Philadelphia Redevelopment Authority, Revenue		

(Neighborhood Transformation) 5.50%, 4/15/2018 (Insured; FGIC)	3,600,000	4,045,104
Philadelphia Water and Wastewater, Revenue:		
5.60%, 8/1/2018 (Insured; MBIA)	800,000	833,216
5.60%, 8/1/2018 (Insured; MBIA)	4,805,000	4,973,848
Pittsburgh 5.50%, 9/1/2013 (Insured; AMBAC)	2,580,000	2,739,650
Pocono Mountain School District 5%, 2/15/2018 (Insured; FGIC)	3,500,000	3,805,970
Redevelopment Authority of Allegheny County, Redevelopment (Pittsburgh Mills Project) 5.60%, 7/1/2023	1,000,000	1,051,220
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group) 5%, 11/1/2014	1,495,000	1,575,162
Scranton School District (Notes):		
5%, 4/1/2018 (Insured; MBIA)	1,390,000	1,508,692
5%, 4/1/2019 (Insured; MBIA)	2,710,000	2,941,407
South Side Area School District, GO 5.25%, 6/1/2015 (Insured; FGIC)	2,080,000	2,286,918
Southeastern Pennsylvania Transportation Authority, Special Revenue 5.375%, 3/1/2017 (Insured; FGIC)	3,000,000	3,221,310
Spring-Ford Area School District 5%, 4/1/2021 (Insured; FSA)	1,015,000	1,095,956
State Public School Building Authority:		
School LR (Daniel Boone Area School District Project):		
5%, 4/1/2018 (Insured; MBIA)	1,040,000	1,131,510
5%, 4/1/2019 (Insured; MBIA)	1,070,000	1,162,191
5%, 4/1/2020 (Insured; MBIA)	1,100,000	1,191,795
School Revenue (Tuscarora School District Project)		
5%, 4/1/2023 (Insured; FSA)	750,000	803,985
University Area Joint Authority, Sewer Revenue:		
5%, 11/1/2017 (Insured; MBIA)	1,660,000	1,810,861
5%, 11/1/2018 (Insured; MBIA)	2,010,000	2,192,287
Upper Merion Area School District, GO:		
5.25%, 2/15/2018	1,785,000	1,983,849
5.25%, 2/15/2021	1,000,000	1,105,820
Washington County Industrial Development Authority, PCR (West Pennsylvania Power Co. Mitchell) 6.05%, 4/1/2014 (Insured; AMBAC)	3,000,000	3,079,140
Wilmington Area School District 5.50%, 9/1/2017 (Insured; FSA) (Prerefunded 3/1/2005)	3,550,000 a	3,560,473

Total Long-Term Municipal Investments
 (cost $174,132,250) **186,057,458**

Short-Term Municipal Investments--2.4%

Philadelphia Authority for Industrial Development, Revenues, VRDN (Fox Chase Cancer Center Project) 1.89% (LOC; JPMorgan Chase Bank)	1,110,000 b	1,110,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Childrens Hospital Project) 1.89%	2,700,000 b	2,700,000
Schuylkill County Industrial Development Authority, RRR, VRDN (Northeastern Power Co.) 1.90% (LOC; Dexia Credit Locale)	900,000 b	900,000
Total Short-Term Municipal Investments (cost $4,710,000)		**900,000**
Total Investments (cost $178,842,250)	**98.7%**	**186,957,458**
Cash and Receivables (Net)	**1.3%**	**2,457,022**
Net Assets	**100.0%**	**193,224,480**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Securities payable on demand. Variable interest rate-subject to periodic change.
c At January 31, 2005, 27.0% of the fund's net assets are insured by FGIC.
d Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier State Municipal Bond Fund- Ohio Series

Statement of Investments   January 31, 2005 (Unaudited)

Long-Term Municipal Investments--96.8%

Ohio--94.1%	Principal Amount ($)	Value ($)
Akron:		
6%, 12/1/2012	1,380,000	1,633,396
5.50%, 12/1/2020 (Insured; MBIA)	1,460,000	1,656,910
Sewer Systems Revenue		
5.875%, 12/1/2016 (Insured; MBIA)	. 1,200,000	1,286,364
Brunswick City School District		
5%, 12/1/2023 (Insured; AMBAC)	2,000,000	2,156,280
Cincinnati City School District, School Improvement		
5.375%, 12/1/2018 (Insured; MBIA)	6,560,000	7,369,307
5.25%, 6/1/2019 (Insured; FSA)	1,225,000	1,358,574
Cincinnati Technical College 5.25%, 10/1/2022	2,825,000	3,129,309
Cincinnati, Water System Revenue:		
5.50%, 12/1/2017	1,000,000	1,125,980
5%, 12/1/2020	1,000,000	1,085,680
5%, 12/1/2022	5,545,000	5,863,338
5%, 12/1/2023	3,130,000	3,302,526
Clermont County, Hospital Facilities Revenue		
(Mercy Health Systems)		
5.625%, 9/1/2016 (Insured; AMBAC)	4,250,000	4,637,175
City of Cleveland:		
COP (Stadium Project)		
5.25%, 11/15/2022 (Insured; AMBAC)	1,210,000	1,307,417
Public Power System Revenue		
5.125%, 11/15/2018 (Insured; MBIA)	9,650,000	10,249,168
Waterworks Revenue:		
5.50%, 1/1/2021 (Insured; MBIA)	8,000,000	9,407,760
5%, 1/1/2023 (Insured; FSA)	1,405,000	1,490,494
5%, 1/1/2023 (Insured; FSA) (Prerefunded 1/1/2008)	1,095,000 a	1,179,293
Cleveland-Cuyahoga County Port Authority, Revenue		
Special Assessment/Tax Increment:		
7%, 12/1/2018	2,345,000	2,457,068
7.35%, 12/1/2031	3,655,000	3,879,746
Cleveland Municipal School District, Various Purpose		
Improvement:		
5%, 12/1/2021 (Insured; FGIC)	2,975,000	3,219,158
5%, 12/1/2022 (Insured; FGIC)	1,090,000	1,174,475
Cuyahoga Community College District, General		
Receipts 5%, 12/1/2022 (Insured; AMBAC)	1,500,000	1,616,295
Cuyahoga County:		
HR:		
Improvement (MetroHealth Systems Project)		
6.125%, 2/15/2024	4,845,000	5,113,316
Hospital Facilities Revenue (Canton Inc. Project)		
7.50%, 1/1/2030	6,250,000	7,078,563
Mortgage Revenue (West Tech Apartments Project)		
5.95%, 9/20/2042 (Guaranteed; GNMA)	5,295,000	5,583,207
Fairfield City School District,		
School Improvement Unlimited Tax:		
7.20%, 12/1/2011 (Insured; FGIC) (Prerefunded 2/1/2005)	1,000,000 a	1,071,310
7.20%, 12/1/2012 (Insured; FGIC) (Prerefunded 2/1/2005)	1,250,000 a	1,339,137

6.10%, 12/1/2015 (Insured; FGIC) (Prerefunded 2/1/2005)	2,000,000 a	2,065,580
5.375%, 12/1/2019 (Insured; FGIC)	1,860,000	2,089,468
5.375%, 12/1/2020 (Insured; FGIC)	1,400,000	1,572,718
6%, 12/1/2020 (Insured; FGIC) (Prerefunded 2/1/2005)	2,000,000 a	2,063,940
Findlay 5.875%, 7/1/2017	2,000,000	2,136,460
Forest Hills Local School District		
5.70%, 12/1/2016 (Insured; MBIA)	1,000,000	1,096,350
Franklin County:		
HR:		
(Holy Cross Health Systems Corp.)		
5.80%, 6/1/2016	2,000,000	2,107,080
Multifamily (Agler Green LP)		
5.80%, 5/20/2044 (Collateralized; GNMA)	1,200,000	1,264,044
Franklin County Convention Facilities Authority,		
Tax and Lease Revenue Anticipation		
5.25%, 12/1/2019 (Insured; AMBAC)	2,000,000	2,214,200
Greater Cleveland Regional Transit Authority		
5.65%, 12/1/2016 (Insured; FGIC) (Prerefunded 12/1/2006)	5,445,000 a	5,815,314
Hamilton County, Revenue:		
Hospital Facilities Improvement		
(Deaconess Hospital) 7%, 1/1/2012	2,115,000	2,142,622
Sales Tax		
Zero Coupon, 12/1/2027 (Insured; AMBAC)	17,940,000	6,030,531
Sewer System:		
5.25%, 12/1/2019 (Insured; MBIA)	1,000,000	1,111,590
5.25%, 12/1/2020 (Insured; MBIA)	1,000,000	1,109,530
Highland Local School District, School Improvement:		
5.75%, 12/1/2018 (Insured; FSA)	1,675,000	1,933,000
5.75%, 12/1/2020 (Insured; FSA)	2,020,000	2,331,141
Hilliard School District, School Improvement:		
Zero Coupon, 12/1/2013 (Insured; FGIC)	1,655,000	1,184,765
Zero Coupon, 12/1/2014 (Insured; FGIC)	1,655,000	1,125,367
Lakota Local School District 6.125%, 12/1/2017		
(Insured; AMBAC) (Prerefunded 12/1/2005)	1,075,000 a	1,110,475
Lebanon City School District 5.50%, 12/1/2021 (Insured; FSA)	4,050,000	4,596,223
Lowellville, Sanitary Sewer Systems Revenue (Browning-Ferris		
Industries Inc.) 7.25%, 6/1/2006	600,000	600,708
County of Mahoning, HR (Forum Health Obligated Group)		
6%, 11/15/2032	1,500,000	1,611,495
Marysville Exempt Village School District		
5.35%, 12/1/2025 (Insured; FSA)	2,010,000	2,200,025
Massillon City School District, Improvement:		
5.25%, 12/1/2019 (Insured; MBIA)	1,300,000	1,445,314
5%, 12/1/2025 (Insured; MBIA)	1,150,000	1,227,096
Milford Exempt Village School District, School Improvement		
6%, 12/1/2020 (Insured; FSA)	1,910,000	2,226,907
City of Monroe, Improvement		
5.25%, 12/1/2018 (Insured; FSA)	1,035,000	1,155,464
New Albany Community Authority, Community		
Facilities Revenue		
5.20%, 10/1/2024 (Insured; AMBAC)	2,000,000	2,190,540

North Royalton City School District		
6.10%, 12/1/2019 (Insured; MBIA)	2,500,000	2,902,375
State of Ohio:		
8.022%, 3/15/2020 (Insured; FSA)	7,760,000 b,c	9,052,583
PCR (Standard Oil Co. Project) 6.75%, 12/1/2015		
(Guaranteed; British Petroleum Co. p.l.c.)	2,700,000	3,385,881
Ohio Housing Finance Agency,		
Residential Mortgage Revenue		
6.05%, 9/1/2017 (Guaranteed; GNMA)	1,445,000	1,525,212
Ohio Higher Educational Facility Commission, Revenue		
(Xavier University Project)		
5%, 5/1/2023 (Insured; FGIC)	2,250,000	2,412,540
Ohio State University, General Receipts		
5.25%, 6/1/2023	2,625,000	2,901,859
Ohio Turnpike Commission, Turnpike Revenue,		
Highway Improvements 5.50%, 2/15/2026	7,700,000	8,620,535
Ohio Water Development Authority, Fresh Water Revenue		
5.90%, 12/1/2015 (Insured; AMBAC) (Prerefunded 6/1/2005)	4,650,000 a	4,802,009
Pickerington Local School District, School Facilities		
Construction and Improvement 5.25%, 12/1/2020		
(Insured; FGIC)	6,000,000	6,657,180
Port of Greater Cincinnati Development Authority,		
Special Obligation Development Revenue		
(Cooperative Public Parking and Infrastructure Project):		
6.30%, 2/15/2024	2,250,000	2,352,848
6.40%, 2/15/2034	2,500,000	2,593,075
Princeton City School District		
5.25%, 12/1/2017 (Insured; MBIA)	2,395,000	2,679,119
Southwest Regional Water District, Water Revenue:		
6%, 12/1/2015 (Insured; MBIA)	1,600,000	1,666,880
6%, 12/1/2020 (Insured; MBIA)	1,250,000	1,302,250
Strongsville, Library Improvement:		
5%, 12/1/2015 (Insured; FGIC)	480,000	526,762
5.50%, 12/1/2020 (Insured; FGIC)	1,700,000	1,929,279
Summit County 6.50%, 12/1/2016		
(Insured; FGIC) (Prerefunded 12/1/2010)	2,000,000 a	2,386,620
Summit County Port Authority, Revenue		
(Civic Theatre Project)		
5.50%, 12/1/2026 (Insured; AMBAC)	1,000,000	1,128,860
Toledo 5.625%, 12/1/2011 (Insured; AMBAC)	1,000,000	1,077,140
Toledo Lucas Count Port Authority, Revenue		
(Northwest Ohio Bond Fund)		
6.375, 11/15/2032	1,650,000	1,726,197
University of Cincinnati:		
General Receipts 5%, 6/1/2021 (Insured; MBIA)	3,040,000	3,238,360
University and College Revenue:		
5.75%, 6/1/2018	2,165,000	2,486,221
5.75%, 6/1/2019	1,500,000	1,722,555
Warren, Waterworks Revenue 5.50%, 11/1/2015 (Insured; FGIC)	1,450,000	1,659,859

Youngstown:

5.375%, 12/1/2025 (Insured; AMBAC)	2,195,000	2,407,805
5.375%, 12/1/2031 (Insured; AMBAC)	2,370,000	2,719,954

U.S. Related--2.7%

Virgin Islands Public Finance Authority, Revenue:

6.375%, 10/1/2019	3,000,000	3,472,380
6%, 10/1/2022	3,000,000	3,089,100

TOTAL LONG-TERM MUNICIPAL INVESTMENTS
(cost $216,522,398)   **230,954,631**

Short Term Municipal Investments--1.7%

Ohio:

Montgomery County, Revenue, VRDN
  (Miami Valley Hospital)

1.90% (SBPA; National City Bank of Columbus)	3,000,000 d	3,000,000

Trumbull County, Health Care Facilities Revenue
  VRDN (Shepherd Valley)

1.97% (SBPA; Fleet Bank)	1,000,000 d	1,000,000

TOTAL SHORT-TERM MUNICIPAL INVESTMENTS
(cost $4,000,000)   **4,000,000**

TOTAL INVESTMENTS--100.0%		
(cost $212,913,199)	**98.5%**	**234,954,631**
CASH AND RECEIVABLES (NET)	**1.5%**	**3,617,113**
NET ASSETS	**100.0%**	**238,571,744**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
  which are held in escrow and are used to pay principal and interest on the municipal
  issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security-the interest rate is subject to change periodically
c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
  This security may be resold in transactions exempt from registration
  normally to qualified institutional buyers. This security has been deemed to
  be liquid by the Investment Adviser. At January 31, 2005 this security
  amounted to $9.052.583, 3.8% of net assets.
d Securities payable on demand. Variable interest rate--subject to periodic change
e Securities valuation policies and other investment related disclosures are hereby
  incorporated by reference the annual and semi annual reports previously filed
  with the Securities and Exchange Commission on Form N-CSR

Dreyfus Premier State Municipal Bond Fund, Texas Series
Statement of Investments
January 31, 2005 (Unaudited)

Long Term Municipal Investments--97.9%	Principal Amount($)		Value ($)
Aledo Independent School District			
(Permanent School Fund Guaranteed)			
Zero Coupon, 2/15/2014	1,225,000		850,322
Austin, Utility System Revenue			
5.125%, 11/15/2016 (Insured; FSA)	1,110,000		1,178,110
Austin Convention Enterprises Inc., Revenue			
(Convention Center Hotel) 6.60%, 1/1/2021	1,000,000		1,067,840
Austin Independent School District			
(Permanent School Fund Guaranteed)			
5.75%, 8/1/2015	1,000,000		1,048,690
Barbers Hill Independent School District			
5%, 2/15/2023 (Insured; AMBAC)	540,000		580,808
Castleberry Independent School District			
(Permanent School Fund Guaranteed)			
5.70%, 8/15/2021	830,000		868,495
Coastal Water Authority, Water Conveyance System			
6.25%, 12/15/2017 (Insured; AMBAC)	2,170,000		2,173,884
Comal Independent School District			
(Permanent School Fund Guaranteed)			
5%, 2/1/2018	1,305,000		1,414,685
Corpus Christi:			
(Hotel Occupancy) 5.50%, 9/1/2018 (Insured; FSA)	1,955,000		2,205,064
Utility System Revenue:			
5.25%, 7/15/2016 (Insured; FSA)			
(Prerefunded 7/15/2009)	1,765,000	a	1,944,147
5%, 7/15/2021 (Insured; FSA)	1,000,000		1,075,910
Del Mar College District			
5.25%, 8/15/2017 (Insured; FGIC)	1,295,000		1,443,200
Denton Independent School District			
(Permanent School Fund Guaranteed)			
Zero Coupon, 8/15/2023	2,630,000		983,094
El Paso Independent School District			
(Permanent School Fund Guaranteed)			
5%, 8/15/2020	415,000		448,221
Fort Worth General Purpose 5%, 3/1/2020	700,000		754,999

Galveston County, Certificates Obligation		
5.25%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,107,950
Grape Creek-Pulliam Independent School District		
Public Facility Corp., School Facility LR		
7.25%, 5/15/2021 (Prerefunded 5/15/2006)	2,200,000 a	2,377,496
Houston, Certificates Obligation:		
5.625%, 3/1/2017 (Prerefunded 3/1/2011)	550,000 a	621,395
5.625%, 3/1/2017	300,000	337,797
Houston, Water & Sewer Systems Revenue:		
5%, 12/1/2018 (Insured; FSA)	1,145,000	1,243,023
Zero Coupon, 12/1/2019 (Insured; FSA)	2,000,000	1,038,100
Zero Coupon, 12/1/2019 (Insured; FSA)	750,000	386,310
Katy Independent School District		
(Permanent School Fund Guaranteed)		
5.75%, 2/15/2020	405,000	446,172
Lakeway Municipal Utility District		
Zero Coupon, 9/1/2013 (Insured; FGIC)	1,850,000	1,323,842
Laredo Independent School District Public Facility Corp.		
Lease Revenue:		
(Series A) 5%, 8/1/2021 (Insured; AMBAC)	1,000,000	1,053,520
(Series F) 5%, 8/1/2021 (Insured; AMBAC)	740,000	792,570
5%, 8/1/2029 (Insured; AMBAC)	1,000,000	1,028,760
Lubbock Electric Light and Power System		
5%, 4/15/2018 (Insured; MBIA)	505,000	545,733
Lubbock Health Facilities Development Corporation,		
Revenue (Sears Plains Project)		
5.50%, 1/20/2021 (Collateralized; GNMA)	995,000	1,058,760
Lubbock Housing Finance Corporation, MFHR		
(Las Colinas Quail Creek Apartments) 6%, 7/1/2022	1,175,000	1,229,602
McKinney Independent School District		
(Permanent School Fund Guaranteed)		
5.375%, 2/15/2019	1,000,000	1,094,370
Mesquite Independent School District		
(Permanent School Fund Guaranteed):		
5.50%, 8/15/2019	1,045,000	1,179,471
5.50%, 8/15/2020	1,100,000	1,241,548
North Central Health Facilities Development,		
Corporation Revenue		
(Zale Lipshy University Hospital Project)		
5.45%, 4/1/2019 (Insured; FSA)	2,000,000	2,096,300
North Harris Montgomery Community College District		
5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,113,430

San Antonio:

5%, 2/1/2016	495,000	521,091
5%, 2/1/2016 (Prerefunded 2/1/2008)	5,000 a	5,347
Electric & Gas Revenue:		
5.50%, 2/1/2020	255,000	301,803
5.50%, 2/1/2020	245,000	259,737
Water Revenue		
5.60%, 5/15/2021 (Insured; MBIA)	1,500,000	1,584,735

Schertz-Cibolo-Universal City Independent School District
   (Permanent School Fund Guaranteed)

5.25%, 8/1/2020	1,275,000	1,403,405

Sharyland Independent School District (School Building)
   (Permanent School Fund Guaranteed)

5% 2/15/2017	1,130,000	1,226,333

South Texas Community College District

5%, 8/15/2017 (Insured; AMBAC)	1,790,000	1,949,435

Texas A & M University, Financing System Revenues

5.375%, 5/15/2014 (Prerefunded 5/15/2006)	670,000 a	695,916

Texas Department of Housing & Community Affairs

MFHR (Harbors and Plumtree) 6.35%, 7/1/2016	1,300,000	1,350,791

Texas National Research Laboratory Commission
   Financing Corp., LR (Superconducting Super

Collider Project) 6.95%, 12/1/2012	700,000	828,394

Texas Water Development Board, Revenue

State Revolving Fund 5.25%, 7/15/2017	1,500,000	1,554,330

Tomball Hospital Authority, Revenue 6%, 7/1/2013	1,500,000	1,514,010

Tyler Health Facility Development Corp., HR
   (East Texas Medical Center Regional Health):

6.625%, 11/1/2011	555,000	559,146
6.75%, 11/1/2025	1,000,000	1,002,610

Waxahachie Community Development Corp.,
   Sales Tax Revenue:

Zero Coupon, 8/1/2020 (Insured; MBIA)	1,430,000	633,747
Zero Coupon, 8/1/2023 (Insured; MBIA)	1,000,000	368,680

Total Investments (cost $52,300,652)	97.9%	**55,113,128**
Cash and Receivables (Net)	2.1%	**1,187,654**
Net Assets	100.0%	**56,300,782**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(b) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.